UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

July 27, 2015

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 (0)1235 750800

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lombard Medical Technologies, Inc.

15420 Laguna Canyon Road

Suite 260

Irvine, CA 92618

(Name, Address, Including Area Code, of Agent for Service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 27, 2015, Lombard Medical, Inc. publicly published unaudited quarterly financial information for the second quarter ended June 30, 2015, contained in Exhibit 99.1 to this Report on Form 6-K.

.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By:	/s/ William J. Kullback

William J. Kullback
Chief Financial Officer

Date: July 27, 2015